09059946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates, PC
(Name – *if individual, state last, first, middle name*)

5 Hillside Ave. (Address) Tenafly (City) NJ (State) 07670 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lane S. Bucklan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAM Capital Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JODI LYNN SCALLY
Notary Public-Connecticut
My Commission Expires
September 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

IAM CAPITAL CORPORATION

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

DECEMBER 31, 2008

IAM CAPITAL CORPORATION

DECEMBER 31, 2008

CONTENTS

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholder of
IAM Capital Corporation
Westport, Connecticut

We have audited the accompanying statement of financial condition of IAM Capital Corporation as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IAM Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Banker Associates, P.C.

February 5, 2009

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Current assets:	
Cash	$ 40,173
Total assets	$ 40,173

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	$ 100
Paid-in capital	84,900
Deficit	(44,827)
Total stockholder's equity	$ 40,173

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Income:	
Interest income	$ 95
Other income (Note 2)	35,000
	35,095
Expenses:	
Regulatory fees and expenses	(4,345)
General and administrative expenses	(4,401)
	(8,746)
Net income before provision for taxes	26,349
Provision for taxes (Note 3)	(750)
Net income	$ 25,599

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid-in Captal	(Deficit)	Total
Balance - December 31, 2007	$ 100	$ 84,900	$ (70,426)	$ 14,574
Net income	-	-	25,599	25,599
Balance - December 31, 2008	$ 100	$ 84,900	$ (44,827)	$ 40,173

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 25,599
Increase in cash	25,599
Cash - beginning of year	14,574
Cash - end of year	$ 40,173
Supplementary disclosure of cash flow data:	
Income taxes paid	$ 750

See notes to financial statements.

NOTE 1: Summary of Significant Accounting Policies

Organization and Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Iridian Asset Management LLC, and is an indirect wholly owned subsidiary of BIAM (US) Inc.

Income taxes

The Company accounts for income taxes under the asset and liability method required by Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes".

Use of estimates

The preparation of financial statemetns in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Other Income

Other income is the refund of fees previously charged by the Financial Industry Regulatory Authority (FINRA).

NOTE 3: Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 8,960
State	750
	9,710
Deferred federal	(8,960)
Provision for taxes	$ 750

Prior to April 1, 2008, the Company filed for federal and state taxes as a separate company. As a result of BIAM (US) Inc. increasing its ownership in Iridian Asset Management LLC, the Company is now part of a consolidated group and will be included in the consolidated returns filed by BIAM (US) Inc.

Deferred tax assets associated with carry-forward tax benefits are $13,170. A valuation allowance equal to the deferred tax asset is established due to the uncertainty regarding the realization of future carry-forward benefits. The valuation allowance decreased $8,960 during 2008.

NOTE 4: Related Party Transactions

Included in general and administrative expenses is $1,440 paid to the Company's parent.

NOTE 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $40,173, which was $35,173 in excess of its required net capital of $5,000.

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder of
IAM Capital Corporation
Westport, Connecticut

We have audited the accompanying financial statements of IAM Capital Corporation as of December 31, 2008 and for the year then ended, and have issued our report thereon dated February 5, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates P.C.

February 5, 2008

IAM CAPITAL CORPORATION

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital	
Total stockholder's equity qualified for net capital, net capital	$ 40,173
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 35,173
Excess net capital at 1000%	$ 40,173

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008):

There are no differences between the Company's computation of net capital and the focus report.